EXHIBIT 2.2

                          [CNG PRESS RELEASE LETTERHEAD]



                 CTG RESOURCES, INC. BECOMES HOLDING COMPANY FOR
                       CONNECTICUT NATURAL GAS CORPORATION
                         AND ITS UNREGULATED SUBSIDIARIES


                 CORPORATE NAME AND NEWSPAPER LISTINGS TO CHANGE



   HARTFORD, Connecticut, March 27, 1997 -- Connecticut Natural Gas Corporation (NYSE:CTG) announced that it will complete its reorganization under a holding company structure as of the close of business on March 31, 1997. As a result of the reorganization, a new company, CTG Resources, Inc., will become the parent company of Connecticut Natural Gas. Trading in the stock of CTG Resources will begin on April 1, 1997.

   Victor H. Frauenhofer, Chairman and Chief Executive Officer of CTG said, "The Company and its Board of Directors have taken this approach because it is increasingly the preferred form of organization for corporations that are engaged in both regulated and unregulated activities. The holding company will provide CTG and its subsidiaries with the increased flexibility that is needed to compete in the rapidly deregulated energy marketplace. As a second step in the reorganization, the Company's unregulated business, known as The Energy Network, also will become a subsidiary of CTG."

   Mr. Frauenhofer continued, "This action will have no impact on customers or shareholders of CNG or The Energy Network. Stock certificates of CNG will continue to be valid, although shareholders who wish to exchange the CNG certificates for CTG certificates may do so. The current stock exchange ticker symbol, 'CTG' will remain unchanged. Effective April 1st, the listing in the Wall Street Journal will appear as 'CTG Res', close to the beginning of the 'C' listings, between CSX and CTS. The Hartford Courant will list the stock alphabetically as 'CTG Res'."
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